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FILE NO. 82- 34945 FISCAL YEAR 6-30-07

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OICF/BY: dw

DATE: 9/20/07

Prima

~~VIRALYTICS~~ LIMITED

ABN 12 010 657 351

AR/S
6-30-07

Financial Report for the Year Ended 30 June 2007

TABLE OF CONTENTS

Corporate Information

Directors

Mr Bryan Dulhunty	Executive Chairman
Assoc. Professor Darren Shafren	Non-Executive Director
Mr Nadaisan Logaraj	Non-Executive Director
Dr Phillip Altman	Executive Director

Company Secretary

Mr Bryan Dulhunty

Principal Place of Business

8/33 Ryde Road
Pymble, NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (02) 8280 7454

Website

www.viralytics.com

Contact Information

Tel: (02) 9499 3200
Fax: (02) 9499 3300
Email: investorrelation@viralytics.com

Directors' Report

for the year ended 30 June 2007

Your directors present their report on the Company and its consolidated group for the financial year ended 30 June 2007.

DIRECTORS

The names of the directors in office during or since the end of the financial year are:

Mr Bryan Dulhunty:	Executive Chairman
Assoc. Professor Darren Shafren:	Non-Executive Director
Mr Nadaisan Logaraj:	Non-Executive Director (appointed 10 April 2007)
Dr Phillip Altman:	Executive Director (appointed 12 July 2007)
Dr Dennis Feeney:	Non-Executive Director (resigned 24 April 2007)

COMPANY SECRETARY

Mr Bryan Dulhunty

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were the development of its Virotherapy anti-cancer technology.

OPERATING RESULT

The year ended 30 June 2007 was a strong operational year for the Company. The Company met all of its operational goals, whilst reducing losses by 55 % and operating cash outflow by 37%.

This resulted in the consolidated loss of the economic entity after providing for income tax being reduced to $4.2m (2006: Loss $9.3m) and cash outflows from operating activities being reduced to $3.3m (2006: $5.3m).

REVIEW OF OPERATIONS

The year ended 30 June 2007 was a year of restructuring and focusing the Company's activities on achievable commercial outcomes. The Company made significant changes to the Board and Management, finalised a $6.6m underwritten prospectus, was re-quoted on the ASX, changed its name and corporate location and acquired full ownership of the Virotherapy Intellectual Property.

These changes were made to ensure the Company had the skills and focus required to enable the timely development and commercialisation of the Company's Virotherapy Intellectual Property.

The Company, while undergoing this restructuring, clearly focused its attention on achieving operational goals that will generate long term value for shareholders.

Major operational goals achieved during the year include:

- The establishment of the clinical trials program with ethics committee approval of two Phase I clinical trials with the first of these trials underway.
- The testing of CAVATAK™ for adventitious agents was completed by a number of accredited, independent laboratories. This cleared the way for CAVATAK™ to be used in approved human trials.
- High production was achieved resulting in the Company having sufficient virus stock on hand to allow completion of the abovementioned human trials.
- The Research and Development program was more closely focused on commercial outcomes relating to providing data to support the clinical trial program. The researchers meet with continual success in obtaining peer review in international publications.
- Initiation of a joint international research collaboration with a leading North American Neurosurgeon, Professor Abhijit Guha. This international research collaboration will investigate the oncolytic action of CAVATAK™ on human brain cancers most commonly referred to as glioblastomas, as well as testing in sophisticated animal models of glioblastoma.
- Work commencing on the establishment of an Echovirus type 1 master virus cell bank. Development of this second virus is expected to enable the Company to conduct human trials in a greater range of cancers.

All of this was achieved whilst reducing operational cash spend from $5.3m to $3.3m.

It was a very successful year for the Company and has repositioned the Company for the future.

A detailed review of each of the Company's functional areas is set out below.

CLINICAL TRIALS

In the past year the Company has received 2 independent ethics committee approvals to conduct additional clinical trials. These approvals follow on from the Company's announcement in June 2006 of formal completion of the Company's "first in man" Phase I trial in Malignant Melanoma announced in June 2006.

Findings from this study included:

- There were no serious, severe or adverse events during the study considered to be related to the study medication or causing withdrawal from the study.
- There were no clinically significant adverse haematology, biochemistry or vital signs results, and physical examination results were all normal.
- CVA21 injection into one subcutaneous lesion in patients with Stage IV metastatic melanoma, appears to be well tolerated.

Details of the trials that were approved in the current year are:

a) Phase I intratumoural trial in late stage Melanoma patients

In May 2007, the Company recruited the first patient into its second Phase I trial in late stage Melanoma patients. It is a Phase I, dose escalation, open label study of two doses of CAVATAK™ given intratumourally, 48 hours apart.

The Primary end point for this trial is to assess the safety and tolerability of two doses of CAVATAK™.

The secondary end points of this trial are:
(i) To determine clinical response of the injected tumour;
(ii) To determine clinical response in non-injected tumours using RECIST criteria;
(iii) Time course to quantify CAVATAK™ viremias;
(iv) Determine time course to elimination of CAVATAK™

b) Phase I intravenous trial in late stage Breast, Prostate and Melanoma patients

This trial is designed to assess the safety of CAVATAK™ given intravenously, with secondary objectives being signs of efficacy. The trial is a dose escalation open label study. This trial is expected to begin before the end of the year.

<u>RESEARCH AND DEVELOPMENT</u>

The Company's research and development project has 3 prime objectives.

a) Preclinical: This research is designed to support the Company's clinical trial programme. The effectiveness and value of this research is demonstrated by peer review in international publications made during the year. Furthermore, research data concerning the clinical (Melanoma) and pre-clinical (Breast cancer, Prostate cancer and Multiple Myeloma) use of CAVATAK™ were presented at an international virology conference (Europic 2006, 26th Nov – 1st Dec 2006, Inari, Finland) and at "The 4th International Conference on Oncolytic Viruses as Cancer therapeutics", 14th – 17th March 2007, Arizona, USA. In addition extensive testing of CAVATAK™ for adventitious agents was completed by a number of accredited, independent laboratories, clearing the way for CAVATAK™ to be used in approved human trials.

b) Production: Our aim is to ensure that the Company has sufficient stock of virus to complete its clinical trials programme and meet any preclinical testing requirements. This has been achieved and sufficient quantities of CAVATAK™ virus have already been produced to carry out the planned trials. Additional virus continues to be produced to ensure stock for additional preclinical work and future trials. Work is also continuing on the scale up process to ensure that more efficient production is achieved.

c) Proof of concept: Cancers that are currently being studied and for which proof of concept in animal models has been achieved include Melanoma, Prostate, Breast, Multiple Myeloma and Ovarian. Additional research is being carried out in these cancers.

INTERNATIONAL RESEARCH COLLABORATION

During the year Viralytics initiated a joint international research collaboration with a leading North American Neurosurgeon, Professor Abhijit Guha. This international research collaboration will investigate the oncolytic action of CAVATAK™ on human brain cancers most commonly referred to as glioblastomas.

INTELLECTUAL PROPERTY

The Company's Intellectual Property (IP) position was strengthened by the outright acquisition of the Virotherapy IP. The Company previously had access to this technology by means of a license.

The Company's IP portfolio was also strengthened during the year with the granting of patents in various countries as well as the continued strong progress of patents pending in all major markets.

Listed below are details of the relevant patents covered by the license.

Patents and Patent Applications	Patent Description	Status of Patent
A method of treating a malignancy in a subject and a pharmaceutical composition for use in same (WO 2001/037866)	There is disclosed a method of killing abnormal cells such as malignant cells including melanoma cells, using a virus recognising at least one of a cell adhesion molecule and a complement regulatory protein. The virus may be a member of the Picornaviridae family. Coxsackie A-group viruses have been found to be particularly suitable. The cell adhesion molecule is desirably a member of the immunoglobulin (Ig) superfamily. Typically, the complement regulatory protein will be DAF.	Patent granted in: Australia (divisional) 770517, New Zealand 519527. Application pending in Canada, Europe, Japan and USA

Directors' Report
for the year ended 30 June 2007

Patents and Patent Applications	Patent Description	Status of Patent
Method and composition for treatment of neoplasms (WO 2006/074526)	The invention relates to methods of treating a neoplasm in an animal, in particular treating a neoplasm in a human, through the use of isolated nucleic acid sequence, including synthetic viral RNA and complementary DNA, derived from one or more Picornaviruses. The invention also relates to compositions of isolated nucleic acids derived from one or more Picornaviruses, and to the use of isolated nucleic acids derived from one or more Picornaviruses for the manufacture of a medicament for the treatment of neoplasms in a mammal.	Application pending in Australia, Canada, China Europe, India, Japan, New Zealand, Singapore, South Africa, South Korea, USA
Methods and compositions for treatment of haematologic cancers (WO 2006/017914)	The present invention relates to oncolytic Picornaviruses and methods and compositions for treating subjects having haematologic cancers. These include methods and compositions for treatment of myeloma, using disclosed Picornavirus such as Coxsackievirus, in methods of direct or indirect administration to subjects and ex vivo purging of malignant cells within auto grafts prior to transplantation.	Application pending in Australia, Canada, China Europe, India, Japan, New Zealand, Singapore, South Africa, South Korea, USA
Modified oncolytic viruses (WO 2005/087931)	The present invention provides an isolated selected Picornavirus capable of lytically infecting or inducing apoptosis in a cell substantially in the absence of intercellular adhesion molecule-1 (ICAM-1), and methods for treating subjects.	Application pending in Australia, Canada, China Europe, India, Japan, New Zealand, Singapore, South Africa, South Korea, USA
A method of treating a malignancy in a subject via direct picornaviral-mediated oncolysis (WO 2004/054613)	There are provided methods for treatment of abnormal cells such as cancer cells in a mammal. The methods involve treating the mammal with virus selected from echoviruses and modified forms and combination thereof, which recognise $\alpha 2\beta 1$ for infectivity of the cells. There are also provided methods for screening viruses for use in a method of the invention as well as pharmaceutical compositions for use in the methods.	Application pending in Australia, Canada, China Europe, India, Japan , New Zealand, Singapore, South Africa, South Korea, USA and Hong Kong

Directors' Report
for the year ended 30 June 2007

CORPORATE

The year ended 30 June 2007 was a year of Corporate restructure:

- In August 2006 the Company closed its $6.6m underwritten prospectus
- On 31 August 2006 it was re-quoted on the ASX
- In November shareholders approved the change of the company's name to Viralytics Limited
- In February it moved its corporate location in its continual drive to reduce corporate overheads
- In April 2007 Mr Nadaisan Logaraj was appointed a director of the Company
- In July 2007 Dr Phillip Altman was appointed a director of the Company

The Company announced the commencement of trading of its American Depositary Receipts (ADR) on 13 October 2006. The ADR mechanism allows investors to purchase in US denominated securities through North American brokerages. The ADR is administered by the Bank of New York. Each ADR represents 30 Viralytics Ltd shares.

CASH MANAGEMENT

A very strong commitment to cash management saw the operational cash outflow reduced to $3.3m from the previous years $5.3m. This ongoing cash saving is a result of the corporate restructure and the focusing of the operational functions of the business on those areas relating to commercial outcomes.

The Company invested $2.0m in acquiring full ownership of its Virotherapy Intellectual Property.

The Company also completed its fund raising activities whereby it raised $3.9m after expenses.

As a result of these activities cash on hand reduced to $1.9m from $3.4m.

INVESTMENTS

CBio Limited
Viralytics Ltd owns 3.4% of the outstanding capital of CBio Ltd. CBio Ltd is a public non-listed Company. This investment has a carrying value of $3.6m or $3 per share. (The cost price of this investment was $1.2m or $1 per share). CBio Ltd is developing the product CPN10 for the potential treatment of a range of inflammatory diseases. For further information please refer to the CBio website: www.cbio.com.au.

InJet Digital Aerosols Limited (IDAL)
The Company owns 45.3% of IDAL. IDAL is a public non-listed company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. For further information please refer to the IDAL website: www.injet.com.au.

Analytica Ltd
Viralytics Ltd owns 22.1% of the outstanding capital of Analytica Ltd. This investment has a carrying value of $696,324 (Market value at 30 June 2007 was $696,324). Analytica is developing a range of medical devices and has formed a distribution joint venture with a Chinese medical devices manufacturer to further these aims. For further information please refer to the Analytica Ltd website: www.analyticaltd.com.

Sorafin (Intellectual Property)
Viralytics Ltd owns an intellectual patent portfolio for the potential treatment of Psoriasis and Atopic Dermatitis. The Company is actively pursuing opportunities to license this IP.

FINANCIAL PERFORMANCE

As at 30 June 2007 the consolidated shareholder's equity was $11.7m (2006: $9.5m). This increase in shareholders equity is a result of the issue of shares as part of the acquisition price of acquiring the Virotherapy Intellectual Property and the fund raising that occurred during the year.

Total shareholders' equity at the balance date comprised:

- cash and receivables of $2.5m
- investments of $4.3m (CBio Limited at fair value of $3.6m (at $3.00 per share), Analytica Ltd at market value of $0.7m (at $0.016 per share) and InJet Digital Aerosols Limited at equity accounted value of Nil
- intangible assets of $5.0m, being the written down value of the acquisition cost of its Virotherapy license
- plant, equipment & receivables of $0.5m and
- total liabilities of $0.6m.

Net current assets were $1.9m (2006: $1.0m).

As required by accounting standards, all funds expended on research and development, whilst adding value to the intellectual property are expensed as incurred and do not reflect in increased shareholder equity.

Viralytics is expected to continue to spend in excess of revenues and be a cash consumer until it commercializes its Virotherapy technology.

The consolidated entity made a loss during the year of $4.2m (2006: $9.3m). This loss comprised expenditure relating to:

- research & development ($1.8m), primarily associated with the Virotherapy cancer research, research & development costs are expensed as they are incurred;
- amortisation of intangibles ($0.3m);
- equity accounted losses of associated company InJet Digital Aerosols Ltd and Analytica Ltd ($0.2m);
- depreciation ($0.2m)

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

All significant changes in the state of affairs of the parent entity which occurred during the financial year are discussed in the Review of Operations section of this report.

LIKELY DEVELOPMENTS AND LIKELY RESULTS

The Company has the following aims for the next 12 months.

Research and Development: The Company has focused its ongoing research and development plan to both support the clinical trials that have commenced and those that are planned. The Company also plans to extend the range of cancers that can be treated by Virotherapy as well as investigating possible combination therapies that, if successful, will increase effectiveness of existing cancer treatments. The Company's aim is to extend its research and development capability by entering into further international collaborations. These collaborations will extend the Company's development ability and decrease our time to market.

Clinical Trials: The Company aims to extend its clinical trials in a range of human cancers. The positive results of these trials will ensure the Company remains a world leader in the rapidly emerging and increasingly recognised field of Virotherapy. Positive results from trials will add significant value to the Company's intellectual property.

Investments: The Company's aim is to realise its holdings in its investments when they have achieved commercial outcomes in their product development. It is expected that some of Viralytics' investments will reach this stage in the current financial year.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 7 August 2007, the Company received an R & D Tax Concession refund ($357,269) in respect of research and development expenditure for the year ended 30 June 2006. This was recorded as a current receivable by the Company as at 30 June 2007.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

ENVIRONMENTAL ISSUES

The Company's operations are not subject to significant environmental regulation under the laws of the Commonwealth and State.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

DIVIDENDS

No dividends were paid and the directors did not recommend a dividend to be paid.

SHARE CAPITAL AND OTHER EQUITY SECURITIES

All changes to the capital structure, including options during the year are set out in Note 12 – Issued Capital.

CORPORATE STRUCTURE

The Company is a company limited by shares that is incorporated and domiciled in Australia.

MEETINGS OF DIRECTORS

During the financial year, 11 meetings of Directors were held. Attendances by each director during the year were as follows:

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr Bryan Dulhunty (Executive Chairman)	11	11
Assoc. Professor Darren Shafren	11	11
Mr Nadaisan Logaraj (appointed 10 April 2007)	3	3
Dr Dennis Feeney (resigned 24 April 2007)	9	9

DIRECTORS' QUALIFICATIONS AND EXPERIENCE

Details of the Company's directors in office at the date of this report are as follows:

Mr Bryan Dulhunty BEc CA - Executive Chairman

Mr Dulhunty is a Chartered Accountant with over 30 years experience. Mr Dulhunty has been involved in the biotechnology industry for over 13 years in both listed and non-listed public companies at a senior level. Mr Dulhunty formed CoSA Pty Ltd in 2000 to provide financial management and financial assurance to biotech companies. This involvement in biotech companies resulted in the appointment of Mr Dulhunty to a number of Board and senior management consultant roles within the biotech industry. In the last 3 years Mr Dulhunty was a director of the listed entity Analytica Limited, resigning in December 2005.

Mr Dulhunty's prior experience was with a major international accounting firm and one of the world's largest international companies.

Mr Dulhunty is also currently acting as the Company Secretary of Viralytics Ltd.

Directors' Report

for the year ended 30 June 2007

Assoc. Professor Darren Shafren B.Sc (Hons I) Ph.D - Non-Executive Director

Associate Professor Darren Shafren (BSc Hons I, PhD) is Associate Professor of Virology in the Faculty of Health, The University of Newcastle with over 20 years experience in basic and molecular virology. Dr Shafren was the founding inventor of the ViroTarg oncolytic virus technology to which Viralytics secured a worldwide license and whose intellectual property has now been fully assigned to Viralytics Ltd. Dr Shafren is a regular publisher in international peer review journals.

Mr Nadaisan Logaraj LL.B (Hons) LL.M- Non-Executive Director (appointed 10 April 2007)

Currently Mr. Logaraj advises several Asian and Australasian corporations on their international investments and is a Member of the NSW Government's Asia Business Advisory Council. He was one of six external advisers to The University of Sydney on its strategic development and is currently a Member of its Council which deals with Asia Pacific issues.

Mr Logaraj is the National President of the Australia-Singapore Chamber of Commerce (since 1993), as well as a Director of the Australia-India Leadership Dialogue. He holds a Master of Laws degree from The University of Sydney majoring in International Tax and Public Company Finance. Mr Logaraj has previously held roles of Director of Vickers Ballas, (a large stockbroking house in Singapore) in which he concurrently headed up the Financial Solutions Group of the firm as President, with oversight responsibilities for its derivatives business, particularly from a Risk Management perspective, Executive Director at Turnbull & Partners Limited and International Partner of Baker & McKenzie, with responsibility for the development of the firm's Asean Practice. He headed the Corporate & Commercial Group of the firm's Australian offices and concurrently chaired its Business Development Committee.

Dr Phillip Altman B.Sc (Hons) M.Sc Ph.D – Executive Director: Clinical and Regulatory Affairs (appointed 12 July 2007)

Dr Altman is a well known Australian authority on clinical trials and regulatory affairs with more than 30 years experience in clinical research and regulatory affairs. He is a graduate of Sydney University with an Honours degree in Pharmacy, Master of Science and Doctor of Philosophy (pharmacology and pharmaceutical chemistry) degrees. He also co-founded and is a Life Member of the largest professional body of pharmaceutical industry scientists involved in clinical research and regulatory affairs (Association of Regulatory and Clinical Scientists to the Australian Pharmaceutical Industry Ltd – ARCS). As well as working in senior management positions for several multinational companies including Merrell-Dow, Hoechst, Roussel and GD Searle, Dr Altman established his own company, Pharmaco Pty Ltd, one of the first contract research organizations (CRO's) where he served as a Senior Industry Consultant.

REMUNERATION REPORT

This report details the nature and amount of remuneration for each director of Viralytics Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay market rates which are commensurate with their responsibilities and their time and commitment. The policy has been designed to attract and retain talented executives with the superior skills needed to grow an early stage research and development company into a significant international company.

Directors

The directors of Viralytics Ltd at any time during the financial year were Mr Bryan Dulhunty (Executive Chairman appointed 10 April 2006), Associate Professor Darren Shafren (Non-Executive Director appointed 14 December 2004), Mr Nadaisan Logaraj (Non-Executive Director appointed 10 April 2007), Dr Dennis Feeney (Non-Executive Director resigned 24 April 2007).

Director Remuneration

The nature and scale of the company's research, development and commercialisation, demands that the Company has access to a wide range of highly specialised skills as and when needed. It is not feasible to employ all required skills on a full time basis. Accordingly, the structure of the company has been designed to address these varying needs by retaining a small group of senior executives and calling upon the specialists as and when required.

This structure results in a Board where all directors are called upon to contribute to a far greater extent than would normally be required of a general small independent Board. The directors' remuneration structure is set out below.

Mr Bryan Dulhunty (Executive Chairman): Prior to his appointment as Executive Chairman on 10 April 2006, Mr Dulhunty provided his services through CoSA Pty Ltd based on a commercial hourly fee. Payments made to CoSA Pty Ltd are set out in Note 20 - Related Party Transactions. On 1 December 2006 Mr Dulhunty entered into an Executive Employment Agreement with the Company and since that date has been an employee of the company.

Associate Professor Darren Shafren: Dr Shafren's services are provided as a consultant from The University of Newcastle Research Associates (TUNRA) to the Company as part of the ongoing research and development contract that the Company has with TUNRA. Dr Shafren receives non-executive director's fees.

Mr Nadaisan Logaraj: Mr Nadaisan Logaraj is a senior executive of Ozean Partners Ltd. Mr Logaraj has stated that he is not a Director or Officer of this Company and any fees earned by Mr Logaraj are accountable to this Company. As such Mr Logaraj has elected not to take directors fees. For Mr Logaraj's role as head of the Commercialisation Board, Ozean Partners Ltd was paid $12,263 during the year (this is equivalent to pro-rata director's fees for this period).

Directors' Report

for the year ended 30 June 2007

In addition Ozean Partners Ltd were paid $12,262 for additional work performed by Mr Logaraj on behalf of Ozean Partners Ltd. Ozean Partners are on a retainer of $4,542 per month for the provision of these additional services.

Dr Dennis Feeney: Dr Feeney received non-executive director's fees during the year and charged consulting fees in the prior year for additional work performed on behalf of the Company. Payments made to Dr Dennis Feeney are set out in the table below.

Company Executives

Based on the policy set out above it is deemed that the Company, other than its executive directors does not employ other senior executives directly. They are either employed via the Company's research agreement with the University of Newcastle or are consultants and advisers to the Company.

Details of Directors compensation for the year ended 30 June 2007:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
	Directors fees and Salary	Consulting (i)	Superannuation	Options (iv)	
Directors	$	$	$	$	$
Mr. B Dulhunty (i)	147,917	-	13,312	-	161,229
Assoc Prof D Shafren (ii)	50,000	-	4,500	-	54,500
Mr N Logaraj (iii)	-	-	-	-	-
Dr. D Feeney	41,667	-	3,750	-	45,417
Total	239,584	-	21,562	-	261,146

Details of remuneration for the year ended 30 June 2006:

	Short-Term Benefits		Post Employment	Share-based Payment	Total
	Directors fees and Salary	Consulting (i)	Superannuation	Options (iv)	
Directors	$	$	$	$	$
Mr B Dulhunty	55,240	-	4,972	-	60,212
Assoc Prof D Shafren	50,000	-	4,500	-	54,500
Dr D Feeney	50,000	75,200	4,500	-	129,700
Mr S Jones	57,836	61,975	5,205	-	125,016
Dr W Hanisch	38,558	25,200	3,470	-	67,228
Ms J Nutting	425,958	-	38,336	-	464,294
Total	677,592	162,375	60,983	-	900,950
Executives					
Mr G Williams	177,808	-	16,002	36,000	229,810
Total	177,808	-	16,002	36,000	229,810

Directors' Report

for the year ended 30 June 2007

Options Issued as Remuneration

The deemed value of options granted are as follows:

Key Management Person	Number Granted	Value of options granted (iv) $	% of remuneration	Exercise price $	Expiry date
2007					
DFCT Pty Ltd (v)	750,000	-	-	0.30	5 Dec 2013
DFCT Pty Ltd (v)	500,000	-	-	0.35	5 Dec 2013
DFCT Pty Ltd (v)	750,000	-	-	0.40	5 Dec 2013
2006					
Mr G Williams	150,000	13,500	6%	0.25	13 June 2010
Mr G Williams	150,000	12,000	5%	0.30	13 June 2010
Mr G Williams	150,000	10,500	4%	0.40	13 June 2010

In respect of the 30 June 2006 and 30 June 2007 year ends, all options were issued free of charge. Vesting conditions for options issued to Mr Dulhunty are set out in Note 12 - Issued Capital. Options issued to Mr Greg Williams vested on issue.

(i) On 1 December 2006, Mr Dulhunty became an employee of the Company. Until this time he acted as a consultant. Fees paid to CoSA Pty Ltd are set out in Note 20 - Related Party Transactions.

(ii) Assoc. Prof Darren Shafren is employed by the The University of Newcastle Research Associates (TUNRA). TUNRA is contracted to provide research and development activities to Viralytics. Payments made to Dr Shafren are set out in Note 20 - Related Party Transactions.

(iii) Mr Nadaisan Logaraj is a senior executive of Ozean Partners Ltd. Mr Logaraj has stated that he is not a Director or Officer of this Company and any fees earned by Mr Logaraj are accountable to this Company. As such Mr Logaraj has elected not to take directors fees. For Mr Logaraj's role as head of the Commercialisation Board, Ozean Partners Ltd was paid $12,263 during the year (this is equivalent to pro-rata directors fees for this period)

In addition Ozean Partners Ltd were paid $12,262 for additional work performed by Mr Logaraj on behalf of Ozean Partners Ltd. Ozean Partners are on a retainer of $4,542 per month for the provision of these additional services. Refer Note 20 - Related Party Transactions.

(iv) The accounting standards require the calculation of the deemed value of options to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options is reflected in each year's disclosure. Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using the Australian Taxation Office (ATO) valuation (which is similar to the Black-Scholes methodology) which is a function of the current value of the underlying shares the subject of the option, the exercise price of the option and the exercise period. The value

Options Issued as Remuneration continued

calculated is also based on a number of assumptions including the volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option.

(v) DFCT Pty Ltd is a entity related to Mr B Dulhunty. The deemed value of options granted, based on the valuation model detailed above has resulted in zero value.

Exercise of options during the year ended 30 June 2007

During the year ended 30 June 2007 current or former directors converted previously issued options into shares:

- DFCT Pty Ltd, a company associated with Mr Dulhunty exercised 500,000 options into fully paid shares at $0.115 cents per share.
- Ms J Nutting a former director exercised 1.5m options into fully paid shares at $0.12cents per share.
- Ijong Pty Ltd, a company associated with former director Wolf Hanish also exercised 1.5m options into fully paid shares at $0.12 cents per share.
- Perfume Pty Ltd (a company associated with former director Mr Ron Van der Pluijm) exercised 500,000 options into fully paid shares at $0.055 cents per share.

Directors' relevant interests in securities during the year and at the date of this report are as follows:

(a) Ordinary Shares	Balance 01/07/06	Shares Disposed	Shares Acquired	Options exercised	Balance 30/6/07
DFCT Pty Ltd (i)	625,000	-	-	500,000	1,125,000
Assoc Prof D Shafren	1,024,000	-	-	-	1,024,000
Ozean Investments Pty Ltd (ii)	-	-	250,000	-	250,000
Dr P Altman	-	-	-	-	-
Dr D Feeney	-	-	-	-	-
Total	1,649,000	-	250,000	500,000	2,399,000

(b) Non-Listed Option Holdings	Opening Balance 01/07/06	Issued during year	Exercised during year	Expired during year	Closing Balance 30/06/07	Expiry Date	Exercise Price
DFCT Pty Ltd (i)	500,000	-	-	(500,000)	-	6 Dec 06	$0.1752
DFCT Pty Ltd (i)	500,000	-	(500,000)	-	-	6 Dec 06	$0.1152
Assoc Prof D Shafren	2,000,000	-	-	-	2,000,000	18 Nov 09	$0.1924
DFCT Pty Ltd (i)	-	750,000	-	-	750,000	5 Dec 13	$0.30
DFCT Pty Ltd (i)	-	500,000	-	-	500,000	5 Dec 13	$0.35
DFCT Pty Ltd (i)	-	750,000	-	-	750,000	5 Dec 13	$0.40
Total	3,000,000	2,000,000	(500,000)	(500,000)	4,000,000		

(i) An entity associated with Mr B Dulhunty.

(ii) An entity associated with Mr N Logaraj.

DIRECTORS' AND AUDITORS' INDEMNIFICATION

The Company has Directors and Officers Liability Insurance. The policy indemnifies the Company for the wrongful act of a Director or Officer and reimburses the Company in respect of legal expenses incurred by Directors and Officers in the successful defence of actions.

DIRECTORS' INTEREST AND BENEFITS

No director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the Company when the contract was made or when the director received or became entitled to receive the benefit.

NON-AUDIT SERVICES

No other services were provided by the auditors during the financial year.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration for the year ended 30 June 2007 has been received and can be found on page 19.

Signed in accordance with a resolution of the Directors

Bryan Dulhunty
Executive Chairman
Dated: 31 August 2007

Corporate Governance Statement

for the year ended 30 June 2007

The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board guides and monitors the Company's activities on behalf of shareholders. In developing policies and setting standards the Board considers the ASX Corporate Governance Council Corporate *Governance Principles and Recommendations.* This Council however states that these recommendations are not prescriptions, they are guidelines. If a Company considers that a recommendation is inappropriate to its particular circumstances it has the flexibility not to adopt the recommendation providing it explains why it has not adopted the recommendations.

There are a number of recommendations that the directors have chosen not to adopt and the reasons for not adopting those recommendations are set out below

Board Role and Composition

- **Independence of Board members**: The composition of the Board is regularly reviewed to ensure that is has the requisite skills for the Company's stage of development. The structure of the Board is driven by the need to assemble a group of people with integrity and who have the experience and skills needed to govern the business and who's mix of personalities auger well for collaboration and the ability to reach decisions while having a variety of views. This means while the Board does not have a majority of independent directors as recommended by the ASX Corporate Governance Council guidelines, the structure does enable the Company to focus appropriate management skills on all issues facing the Company as efficiently as possible.

  At the date of this report the Board comprised four directors.

  Mr Bryan Dulhunty (Executive Chairman) is responsible for the corporate and financial activities of the company. Mr Dulhunty is not deemed independent due to his role as Executive Director.

  Associate Professor Darren Shafren (Non-Executive Director) was the inventor of the Company's intellectual property and is responsible for the research and development of the Company's core technology. He is deemed not to be independent due to his relationship with the University of Newcastle which undertakes the research on behalf of the company.

  Mr Nadaisan Logaraj (Non-Executive Director) heads the Commercialisation Board. His skills cover international business advice and international law. He is deemed not to be independent due to consulting fees charged to the company by a company in which he is a senior executive.

  Dr Phillip Altman (Executive Director) is director of clinical and regulatory affairs and is responsible for the Company's clinical trial program. He is not deemed independent due to his role as an Executive Director.

Corporate Governance Statement

for the year ended 30 June 2007

The performance of each director/executive is reviewed annually by all directors independently of the individual. The Chairman then reviews and discusses their respective performance with the individual concerned. The Board has not conducted a formal annual performance review this financial year as the Board was significantly restructured during the year to meet the requisite skill bases identified above

All directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Approval must be obtained from the Executive Chairman prior to incurring any expense on behalf of the Company.

Sub-Committees: Due to the Board's size and structure the Company has not established Nomination, Remunerations, Risk Assessment or Audit Committees. The directors believe performance of these sub-committees duties are more effectively dealt with by the main board

Risk identification: The Board recognizes it is ultimately responsible for risk identification. The major risk areas for the Company and how they are managed are

1) Intellectual Property risk: The Board receives each month a full independent report from the Company's IP lawyers on all areas of the Company's IP.
2) Financial Management risk: The Board reviews and discusses detailed financial accounts monthly and meets directly with the auditors during the year to discuss the financial accounts.
3) Scientific risk: The Board has established a Scientific Advisory Board. This Committee meets regularly throughout the year with both the researchers and Board members to discuss the state of scientific development. The Scientific Advisory Board then makes written recommendations to the Board.

Board Remuneration Policy: The board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. The Executive Chairman in consultation with independent advisors determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. Fees for non-executive directors are not linked to the performance of the Company. However, to align directors' interests with shareholder interests, the directors are encouraged to hold shares in the company.

Trading policy: The Company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities price.

Other Information: Further information relating to the company's corporate governance practices and policies has been made available on the company's website.

Auditor's Independence Declaration

For the year ended 30 June 2007

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
TO THE DIRECTORS OF VIRALYTICS LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Bentleys MRI	PM Power
Brisbane Partnership	Partner
Chartered Accountants	

28 August 2007
Brisbane

Income Statement

for the year ended 30 June 2007

	Note	Consolidated Group		Parent Entity	
		2007	**2006**	**2007**	**2006**
		$	**$**	**$**	**$**
Other revenue	2a	522,269	69,796	522,269	69,796
Total Income		**522,269**	**69,796**	**522,269**	**69,796**
Research and development costs:					
- Clinical trials		117,924	203,417	117,924	203,417
- Production of virus		604,914	445,052	604,914	445,052
- Other costs		1,127,466	1,759,751	1,127,466	1,759,751
Patents and related costs		348,491	245,005	348,491	245,005
Finance costs					
- other persons		4,986	11,513	4,986	11,513
Amortisation of intangibles		303,527	2,289,856	303,527	2,289,856
Diminution in value of financial assets	8b	303,788	-	1,028,966	1,806,287
Share based payments		-	46,000	-	46,000
Depreciation		158,333	170,889	158,333	170,889
Employee costs		519,086	1,666,712	519,086	1,666,712
Consultant costs		377,954	275,653	377,954	275,653
Administration costs		626,212	913,958	626,212	913,958
Total Expenses		**4,492,681**	**8,027,806**	**5,217,859**	**9,834,093**
Share of net losses of associates accounted for using the equity method	2c	(225,178)	(1,314,373)	-	-
(Loss) from ordinary activities before income tax		**(4,195,590)**	**(9,272,383)**	**(4,695,590)**	**(9,764,297)**
Income tax expense	3	-	-	-	-
(Loss) from ordinary activities after income tax		**(4,195,590)**	**(9,272,383)**	**(4,695,590)**	**(9,764,297)**
Basic (Loss) cents per share	4	(1.8)	(6.0)		
Diluted (Loss) cents per share	4	(1.8)	(5.0)		

The accompanying notes form part of these financial statements.

Balance Sheet

as at 30 June 2007

	Note	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
		$	$	$	$
Current Assets					
Cash and cash equivalents	5	1,881,243	3,357,221	1,881,243	3,357,221
Trade and Other Receivables	6a	566,846	509,071	566,846	509,071
Total Current Assets		**2,448,089**	**3,866,292**	**2,448,089**	**3,866,292**
Non-Current Assets					
Security Deposits	6b	16,500	56,298	16,500	56,298
Plant and equipment	7	441,409	565,571	441,409	565,571
Financial assets	8	4,296,324	3,600,000	4,296,324	5,248,713
Investments accounted for using the equity method	9	-	1,148,713	-	-
Intangible assets	10	5,049,530	3,145,857	5,049,530	3,145,857
Total Non-Current Assets		**9,803,763**	**8,516,439**	**9,803,763**	**9,016,439**
Total Assets		**12,251,852**	**12,382,731**	**12,251,852**	**12,882,731**
Current Liabilities					
Trade and other payables	11	555,988	2,849,437	555,988	2,849,437
Total Current Liabilities		**555,988**	**2,849,437**	**555,988**	**2,849,437**
Total Liabilities		**555,988**	**2,849,437**	**555,988**	**2,849,437**
Net Assets		**11,695,864**	**9,533,294**	**11,695,864**	**10,033,294**
Equity					
Issued Capital	12	39,918,189	33,560,029	39,918,189	33,560,029
Reserves	13	3,504,000	3,504,000	3,504,000	3,504,000
Retained earnings		(31,726,325)	(27,530,735)	(31,726,325)	(27,030,735)
		11,695,864	**9,533,294**	**11,695,864**	**10,033,294**

The accompanying notes form part of these financial statements.

Statement of Changes In Equity

for the year ended 30 June 2007

	Note	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
Share Capital		$	$	$	$
Balance at beginning of year		33,560,029	25,903,550	33,560,029	25,903,550
Shares issued to acquire Intellectual property		2,207,200	534,000	2,207,200	534,000
Exercise of options		445,200	89,000	445,200	89,000
Debt converted to shares		-	675,575	-	675,575
Issue of share capital		4,036,655	6,846,615	4,036,655	6,846,615
Cost of capital raising		(330,895)	(488,711)	(330,895)	(488,711)
Balance at the end of year	12	**39,918,189**	**33,560,029**	**39,918,189**	**33,560,029**
Accumulated Losses					
Balance at beginning of year		(27,530,735)	(18,258,352)	(27,030,735)	(17,266,438)
Loss for the year		(4,195,590)	(9,272,383)	(4,695,590)	(9,764,297)
Balance at the end of the year		**(31,726,325)**	**(27,530,735)**	**(31,726,325)**	**(27,030,735)**
Reserves					
Balance at beginning of year		3,504,000	1,058,000	3,504,000	1,058,000
Share based expense		-	46,000	-	46,000
Unrealised gain on investment		-	2,400,000	-	2,400,000
Balance at the end of year	13	**3,504,000**	**3,504,000**	**3,504,000**	**3,504,000**

The accompanying notes form part of these financial statements.

Cash Flow Statement

for the year ended 30 June 2007

	Note	Consolidated Group 2007 $	Consolidated Group 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Cash Flows from Operating Activities					
Receipts from customers		-	27,606	-	27,606
Payments to suppliers and employees		(3,497,488)	(5,407,980)	(3,497,488)	(5,407,980)
Interest received		162,796	43,030	162,796	43,030
Finance Costs		(4,986)	(1,428)	(4,986)	(1,428)
Net cash (used in) operating activities	15	**(3,339,678)**	**(5,338,772)**	**(3,339,678)**	**(5,338,772)**
Cash Flows from Investing Activities					
Investment in non-listed entity	8a	(130,000)	-	(130,000)	-
Investment in associated company - Analytica Ltd	8b	-	(5,000)	-	(5,000)
Proceeds from part disposal of associated company - Analytica Limited		55,321	-	55,321	-
Acquisition of IP		(2,000,000)	-	(2,000,000)	-
Security deposit		39,799	16,861	39,799	16,861
Proceeds from sale of equipment		654	-	654	-
Purchase of equipment		(43,911)	(76,347)	(43,911)	(76,347)
Net cash (used in) investing activities		**(2,078,137)**	**(64,486)**	**(2,078,137)**	**(64,486)**
Cash Flows from Financing Activities					
Proceeds - issue of shares		4,460,509	6,956,962	4,460,509	6,956,962
Costs of fund raising		(518,672)	(154,257)	(518,672)	(154,257)
Proceeds from borrowings		-	550,000	-	550,000
Net cash provided by financing activities		**3,941,837**	**7,352,705**	**3,941,837**	**7,352,705**
Net (decrease)/ increase in cash held		**(1,475,978)**	**1,949,447**	**(1,475,978)**	**1,949,447**
Cash at the beginning of the financial year		3,357,221	1,407,774	3,357,221	1,407,774
Closing cash at the end of the financial year	5	**1,881,243**	**3,357,221**	**1,881,243**	**3,357,221**

The accompanying notes form part of these financial statements

Notes to the Financial Statements

for the year ended 30 June 2007

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, including Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the consolidated group of Viralytics Ltd and its controlled entities and Viralytics Ltd as an individual parent entity. Viralytics Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Viralytics Ltd and controlled entities, and Viralytics Ltd as an individual parent entity, comply with all International Financial Reporting Standards (IFRS) in their entirety.

The following is a summary of the material accounting policies adopted by Viralytics Ltd and its controlled entities in the preparation of the financial report. The accounting policies have been consistently applied unless otherwise stated.

Basis of Preparation

The accounting policies set out below have been consistently applied to all years presented.

Reporting Basis and Conventions

The financial report has been prepared on the accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Going Concern

The financial report for the year ended 30 June 2007 is prepared on a going concern basis.

If additional funding is needed the Company may be able to realise its investments or it may be able to raise additional funds from the equity markets.

The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However, if forecast costs and revenues are not met then the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Accounting Policies

a) Principles of Consolidation

A controlled entity is any entity controlled by Viralytics Ltd. Control exists where Viralytics Ltd has the power to control the financial and operating policies so as to obtain benefits from its activities.

The economic entity comprises the financial report of Viralytics Ltd and of its controlled entities.

A list of controlled entities is contained in Note 16 – Controlled Entities to the financial statements. All controlled entities have a June financial year end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of controlled entities are shown as a separate item in the consolidated financial report.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

c) Financial Instruments

Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirements of AASB139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

d) Impairment of Assets

At each reporting date, the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

e) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis over their useful lives on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years
Furniture & Fittings:	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

e) Plant and Equipment (cont'd)

An asset's carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

f) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting. The equity method of accounting recognises the group's share of post-acquisition reserves of its associates.

g) Intangible Assets

Patents

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their useful lives of 15-20 years. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent such costs are expected beyond any reasonable doubt to be recoverable.

Intellectual Property - Virotarg Licence

Intellectual property has been brought to account at cost of acquisition. The Virotarg licence was originally to be written off over the licence period (two years) ending November 2006.

In December 2006, the intellectual property included under the licence agreement was assigned to Viralytics Ltd. The licensing agreement was consequently terminated. The acquired patents (previously the subject of the licence) are being written off over the life of the shortest patent (14 years). This amortization change was made effective 1 July 2006.

h) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus non related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

i) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

j) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers. Revenue from the rendering of a service is recognised upon the delivery of services.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

All revenue is stated net of the amount of goods and services tax (GST).

k) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

l) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

Notes to the Financial Statements

for the year ended 30 June 2007

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

l) Income Taxes (cont'd)

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

m) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

n) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

2. PROFIT/LOSS) FROM ORDINARY ACTIVITIES

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
Profit/(Loss) from ordinary activities before income tax has been determined after	$	$	$	$
a) Other Revenue:				
R & D Tax Concession	357,269	-	357,269	-
BioBusiness NSRD Grant	-	7,455	-	7,455
Rental income	-	12,053	-	12,053
Consulting income	-	7,120	-	7,120
Interest received	162,796	42,755	162,796	42,755
Other	2,204	413	2,204	413
	522,269	69,796	522,269	69,796
b) Expenses				
Remuneration of the auditor of the parent entity				
- auditing and reviewing the financial reports	24,300	28,350	24,300	28,350
- other services	-	10,000	-	10,000

2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES continued

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
c) Share of net profits/(losses) of associates accounted for using the equity method	$	$	$	$
Share of (loss):				
- Analytica Ltd	(95,178)	(820,490)	-	-
- InJet Digital Aerosols Ltd	(117,290)	(102,743)	-	-
Impairment losses:				
- Analytica Ltd	-	(377,097)	-	-
Prior year shortfall carried forward – InJet Digital Aerosols Ltd	(12,710)	-	-	-
Loss on dilution - InJet Digital Aerosols Ltd	-	(14,043)	-	-
Share of net (loss)	(225,178)	(1,314,373)	-	-

3. INCOME TAX

The prima facie tax on the (loss) from ordinary activities before income tax is reconciled to the income tax as follows:

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	(1,258,677)	(2,781,715)	(1,408,677)	(2,929,289)
Add Tax effect of:				
- non- deductible legal fees	1,528	2,115	1,528	2,115
- non-deductible share based expense	-	13,800	-	13,800
- non-deductible diminution in value of investments	91,136	-	308,690	541,886
- non-deductible amortisation of intellectual property	91,058	686,956	91,058	686,956
- non-deductible share of equity accounted loss	67,554	394,312	-	-
Future Income tax benefit (recognized)/ not recognized	(1,007,401)	(1,684,532)	(1,007,401)	(1,684,532)
Income tax benefit attributable to loss from ordinary activities before income tax	-	-	-	-

Franking Account – Nil (2006: Nil)

Notes to the Financial Statements

for the year ended 30 June 2007

3. INCOME TAX continued

The directors estimate the potential future income tax benefit at 30 June 2007 in respect of tax losses not brought to account for the economic entity and the parent entity is $15,066,462.

This benefit for tax losses will only be obtained if:

(i) the economic entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;

(ii) the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the economic entity in realising the benefit from the deductions for the losses.

4. EARNINGS PER SHARE

	cents	cents
Basic earnings (loss) cents per share	(1.8)	(6.0)
Diluted earnings (loss) cents per share	(1.8)	(5.0)
Income and share data used in the calculations of basic and diluted earnings per share		
Net Profit/(Loss)	(4,195,590)	(9,272,383)
	Number	**Number**
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	228,538,573	155,828,451
Effect of dilutive securities	13,199,781	15,426,370
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share	241,738,354	171,254,821

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
5. CASH AND CASH EQUIVALENTS				
Cash at bank and in hand	37,495	1,254,497	37,495	1,254,497
Short-term bank deposits	1,843,748	2,102,724	1,843,748	2,102,724
	1,881,243	**3,357,221**	**1,881,243**	**3,357,221**
6. TRADE AND OTHER RECEIVABLES				
a) Current				
Prepayments	145,838	184,198	145,838	184,198
GST Receivable	63,739	310,549	63,739	310,549
R & D Tax Concession (i)	357,269	-	357,269	-
Other	-	14,324	-	14,324
	566,846	**509,071**	**566,846**	**509,071**

6. TRADE AND OTHER RECEIVABLES continued

(i) During the year the Company filed an R & D Tax Concession with AusIndusty in respect of the research and development expenditure incurred for the year ended 30 June 2006. As at 30 June 2007 all of the grant conditions had been fulfilled and in accordance with AASB 120 Accounting for Government Grants and Disclosure of Government Assistance, the R & D Tax Concession was recognized as income in the year ending 30 June 2007. The grant payment was received by the Company on 7 August 2007.

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
b)Non-Current	$	$	$	$
Security Deposit	**16,500**	**56,298**	**16,500**	**56,298**
7. PLANT AND EQUIPMENT				
Plant & Equipment - at Cost	836,873	824,300	836,873	824,300
Accumulated Depreciation	(395,464)	(258,729)	(395,464)	(258,729)
	441,409	**565,571**	**441,409**	**565,571**
Movements in Carrying Amounts				
Movements in the carrying amounts at the beginning and end of the current and previous year:				
Balance at 1 July 2006	565,571	664,666	565,571	664,666
Additions	43,912	76,346	43,912	76,346
Disposals at WDV	(9,741)	(4,552)	(9,741)	(4,552)
Depreciation expense	(158,333)	(170,889)	(158,333)	(170,889)
Balance at 30 June 2007	441,409	565,571	441,409	565,571
8. FINANCIAL ASSETS				
Available-for-sale financial assets	**4,296,324**	**3,600,000**	**4,296,324**	**5,248,713**
(a) Investment in unlisted entities at fair value:				
- CBio Ltd (i)	3,600,000	3,600,000	3,600,000	3,600,000
- InJet Digital Aerosols Ltd (ii)	-	-	-	500,000
- InJet Digital Aerosols Inc (iii)	-	-	-	-

Notes to the Financial Statements
for the year ended 30 June 2007

8. FINANCIAL ASSETS continued

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
(b) Investment in listed entity at fair value:				
- Analytica Ltd (iv)	696,324	-	696,324	1,148,713
Total available for sale financial assets	**4,296,324**	**3,600,000**	**4,296,324**	**5,248,713**
(a) Movement in Investment in unlisted entities at fair value:				
- InJet Digital Aerosols Ltd				
Balance at beginning of year (ii)	-	-	500,000	500,000
Rights Issue entitlement	-	-	130,000	-
Less: Impairment provision	-	-	(630,000)	-
Balance at end of year (ii)	-	-	-	500,000
- InJet Digital Aerosols Inc				
Balance at beginning of year	-	704,200	-	704,200
Write-off of investment	(704,200)	(704,200)	(704,200)	(704,200)
Write back of provision due on liquidation of company	704,200	-	704,200	-
Balance at end of year (iii)	-	-	-	-
(b) Movement in Investment in listed entity at fair value:				
- Analytica Ltd				
Balance at beginning of year (iv)	2,778,396	-	2,778,396	2,955,000
Less: Impairment provision	(2,082,072)	-	(2,082,072)	(1,806,287)
Balance at end of year	696,324	-	696,324	1,148,713
Movement in fair value:				
Cost at beginning of year (iv)	2,955,000	-	2,955,000	2,950,000
Share Purchase Plan	-	-	-	5,000
Sale of investment at cost	(176,604)	-	(176,604)	-
Cost at end of year	2,778,396	-	2,778,396	2,955,000

8. FINANCIAL ASSETS continued

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
(b) Movement in Investment in listed entity at fair value cont'd:	$	$	$	$
- Analytica Ltd				
Impairment provision:				
At beginning of year/cessation of equity accounting (iv)	(1,901,465)	-	(1,806,287)	-
Write off of provision on disposal of investment	123,181	-	123,181	-
Increase in provision	(303,788)	-	(398,966)	(1,806,287)
Provision at end of year	(2,082,072)	-	(2,082,072)	(1,806,287)

The Directors have reviewed the carrying value of the financial assets and believe they are stated at fair value.

(i) **CBio Limited** (3.4% ownership interest) is a biotech development company based in Queensland. It is developing technology based on Chaperonin 10. At 30 June 2006, the directors revalued the investment in CBio Limited to $3.00 per share which is deemed to be fair value. CBio issued shares during 2005 at $3.00 per share, August 2006 at $6.00 per share ($2.5m) and in June 2007 at $5.00 per share. As the investment is treated as an available-for-sale financial asset, the unrealized gain of $2,400,000 arising from the revaluation has been taken to equity.

(ii) **InJet Digital Aerosols Ltd (IDAL)** (45.3% ownership interest) is an unlisted public company. IDAL has a licence agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and is entitled to royalties on future commercialisation of the product by Canon. Under the agreement, Canon is responsible for completing the development, clinical trialling and regulatory approval necessary to get the technology to market. On a consolidation basis this investment is accounted for on an equity accounting basis, see Note 9 – Investments Accounted for using the Equity Method.

(iii) **InJet Digital Aerosols Inc** was liquidated on 22 June 2007.

(iv) **Analytica Ltd** (22.1% ownership interest) is a listed biotech (ALT) developing medical devices. During the year Viralytics sold down its investment in ALT. In May 2007 Viralytics commenced the sale of the investment. From this point in time Viralytics ceased to equity account this investment in accordance with AASB 128 Investments in Associates, as Viralytics does not exert any significant influence over the company.

Notes to the Financial Statements

for the year ended 30 June 2007

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
InJet Digital Aerosols Ltd	-	-	-	-
Analytica Ltd	-	1,148,713	-	-
Associated companies	-	**1,148,713**	-	-
(a) Movements during the year in carrying amount of investment in associated company: Injet Digital Aerosols Ltd (IDAL):				
Balance at beginning of year	-	116,786	-	-
Rights Issue entitlement	130,000	-	-	-
Provision for diminution in value	-	-	-	-
Loss for period	(117,290)	(102,743)	-	-
Share of loss on dilution	-	(14,043)	-	-
Share of loss not taken up prior year	(12,710)	-	-	-
Balance at end of year	-	-	-	-
(b) Equity accounted losses of IDAL are broken down as follows:				
Share of net (loss) after tax	(117,290)	(134,638)	-	-
Share of loss not taken up in prior period	(12,710)	(31,357)	-	-
Share of net (loss)	(130,000)	(165,995)	-	-
(c) Summarised presentation of aggregate assets, liabilities and performance of IDAL:				
Current Assets	65,696	68,656	-	-
Current liabilities	(127,654)	(100,524)	-	-
Net Assets	(61,958)	(31,868)	-	-

Notes to the Financial Statements

for the year ended 30 June 2007

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD continued

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
(d) Accumulated losses attributable to IDAL:				
Balance at beginning of year	(500,000)	(383,214)	-	-
Share of net losses to extent of carrying value	(117,290)	(102,743)	-	-
Share of loss on dilution	-	(14,043)	-	-
Share of loss not taken up in prior period	(12,710)	-	-	-
Balance at end of year	(630,000)	(500,000)	-	
(e) Movements during the year in investment previously equity accounted: Analytica Ltd				
Balance at beginning of year	-	2,341,300	-	-
Share Purchase Plan	-	5,000	-	
Share of loss to extent of carrying amount	-	(820,490)	-	
Impairment Losses	-	(377,097)	-	
Balance at end of year	-	1,148,713	-	-
(f) Summarised presentation of aggregate assets, liabilities and performance of Analytica Ltd				
Current Assets	-	89,876	-	-
Non-current assets	-	29,625	-	-
Current liabilities	-	(24,652)	-	-
Net Assets	-	94,849	-	-

9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD continued

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
(g) Accumulated losses attributable to Analytica Ltd				
Balance at beginning of year	(1,429,190)	(608,700)	-	-
Share of associate's net profits/(losses) for 11mths to 31 May 2007	(95,178)	(820,490)	-	-
Write-off losses on ceasing to equity account	1,524,368	-	-	-
	-	(1,429,190)	-	-

Interests are held in the following associated companies:

Name	Country of Incorporation	Ownership Interest		Carrying amount of investment	
		2007	2006	2007	2006
Unlisted:		%	%	$	$
- InJet Digital Aerosols Ltd	Australia	45.3	45.3	-	-
Listed:					
- Analytica Ltd (i)	Australia	22.1	26.7	-	1,148,713

(i) Analytica Ltd - refer Note 8 (iv) as investment previously equity accounted.

10. INTANGIBLE ASSETS

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
Intellectual Property:	$	$	$	$
ViroTarg Licence (i)	8,510,800	6,303,600	8,510,800	6,303,600
Accumulated amortisation	(3,461,270)	(3,157,743)	(3,461,270)	(3,157,743)
	5,049,530	**3,145,857**	**5,049,530**	**3,145,857**

10. INTANGIBLE ASSETS continued

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
Movements In Intellectual Property:	$	$	$	$
Virotherapy IP				
Balance at beginning of year	3,145,857	2,901,713	3,145,857	2,901,713
Issue of shares on assignment of IP under Virotarg agreement (15.5m shares at $0.1424 per share)	2,207,200	-	2,207,200	-
Issue of shares under various milestones	-	534,000	-	534,000
Cash payment on production milestone	-	2,000,000	-	2,000,000
Less: Accumulated amortisation	(303,527)	(2,289,856)	(303,527)	(2,289,856)
Balance at end of year	5,049,530	3,145,857	5,049,530	3,145,857

(i) Acquisition of Intellectual Property – ViroTarg Licence Agreement

On 4 August 2004 Viralytics Ltd signed a worldwide licence agreement with ViroTarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates Ltd and SciCapital Pty Ltd. The licence agreement covered the ongoing development of ViroTarg's technology relating to the use of oncolytic viruses ("Virotherapy") for the treatment of a range of different cancers. The licence agreement provided for the outright acquisition of the Intellectual Property upon payment of $5m in cash and the issue of 22.5m shares over the period of the licence. These milestone payments were converted during the year and the IP acquired outright.

The Virotherapy IP has been brought to account at cost of acquisition. The cost of the licence was being written off over the licence period (two years) ending November 2006. On acquisition of the Intellectual Property in December 2006, the licensing agreement came to an end and the value of the Intellectual Property is now being written off over the life of the shortest patent (14 years). This amortization change was made effective 1 July 2006.

11. TRADE & OTHER PAYABLES

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Current				
Trade payables	277,341	2,380,736	277,341	2,380,736
Other unsecured	278,647	468,701	278,647	468,701
	555,988	**2,849,437**	**555,988**	**2,849,437**

Notes to the Financial Statements

for the year ended 30 June 2007

12. ISSUED CAPITAL

		Parent Entity		Parent Entity	
		2007	**2006**	**2007**	**2006**
		$	**$**	Number	Number
Fully Paid Ordinary shares	(a)	39,918,189	33,560,029	240,846,504	194,435,636
Unlisted Options					
- Employee	(b)			1,570,000	1,570,000
- Other	(c)			12,050,000	13,050,000

(a) Fully Paid Ordinary shares				
At the beginning of the reporting period	33,560,029	25,903,550	194,435,636	143,239,825
Shares Issued during the year:				
-Share Placement (i)	-	2,100,000	-	12,000,000
-Share Purchase Plan (ii)	-	728,595	-	4,163,511
-Share Placement (iii)	-	2,119,850	-	14,132,336
- May 2006 Rights Issue (iv)	4,036,655	2,573,745	26,910,868	17,158,298
- Exercise of options	445,200	89,000	4,000,000	741,666
-ViroTarg licence allotment (v)	2,207,200	534,000	15,500,000	3,000,000
- Cost of fund raising	(330,895)	(488,711)	-	-
At the end of the reporting period	**39,918,189**	**33,560,029**	**240,846,504**	**194,435,636**

(i) $2.1m Share Placement – shares offered at 17.5cents.

(ii) Share Purchase Plan – shareholder's given the opportunity to purchase up to $5,000 of ordinary shares at 17.5 cents.

(iii) Private placement to sophisticated investors at 15.0 cents.

(iv) Non-Renounceable rights issue under Prospectus dated May 2006 at 15.0 cents.

(v) Shares issued to ViroTarg under Licence Agreement dated 4th August 2004 at the volume weighted average price of ('VWAP') of $0.1424 in December 2006. (2006: $0.1500, $0.1850 and $0.1924).

Notes to the Financial Statements

for the year ended 30 June 2007

12. ISSUED CAPITAL continued

Terms and conditions of ordinary shares

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	Parent Entity 2007 Number	Parent Entity 2006 Number
(b) Unlisted Options - Employee share scheme		
Movements in options issued under the employee share scheme during the year	-	100,000
Number at the beginning of the reporting period	1,570,000	1,470,000
Number at the end of the reporting period	1,570,000	1,570,000

Employee share scheme options – Date issued	Expiry date	Number of options	Exercise Price
31 August 1999	30 Aug 09	150,000	24.5 cents
21 October 1999	21 Oct 09	1,000,000	43.5 cents
18 April 2001	18 April 11	20,000	34.5 cents
24 February 2005	24 Feb 10	300,000	20.0 cents
31 December 2005	19 June 10	100,000	20.0 cents
Total on issue		**1,570,000**	

The employee share scheme options are issued on the following terms:

(a) each option entitles the participant to acquire an un-issued ordinary share in the Company;
(b) allocations of options will be limited to 15% of issued shares in the Company;
(c) options are unlisted and are not transferable;
(d) options not exercised within the prescribed period will lapse;
(e) each option has no voting or dividend rights; upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders. Also, where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price issued in such cases.

12. ISSUED CAPITAL continued

(c) Other Unlisted Options	Parent Entity 2007 Number	Parent Entity 2006 Number
Movements in options issued during the year		
Number at the beginning of the reporting period	13,050,000	14,841,666
- Issued	4,000,000	450,000
- Exercised	(4,000,000)	(741,666)
- Lapsed	(1,000,000)	(1,500,000)
Number at the end of the reporting period	12,050,000	13,050,000

Other Unlisted Options issued:

Expiry Date	Note	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Exercise Price
6 Dec 06		500,000	-	(500,000)	-	-	$0.0552
6 Dec 06		1,000,000	-	-	(1,00,000)	-	$0.1752
6 Dec 06		500,000	-	(500,000)	-	-	$0.1152
18 Nov 06		1,500,000	-	(1,500,000)	-	-	$0.12
18 Nov 06		1,500,000	-	(1,500,000)	-	-	$0.12
18 Nov 09		4,600,000	-	-	-	4,600,000	$0.1924
28 Dec 07		1,000,000	-	-	-	1,000,000	$0.1924
18 Nov 09		1,000,000	-	-	-	1,000,000	$0.30
18 Nov 09		1,000,000	-	-	-	1,000,000	$0.40
13 Jun 10		150,000	-	-	-	150,000	$0.25
13 Jun 10		150,000	-	-	-	150,000	$0.30
13 Jun 10		150,000	-	-	-	150,000	$0.40
5 Dec 13	(h)	-	750,000	-	-	750,000	$0.30

12. ISSUED CAPITAL continued

Other Unlisted Options issued:

Expiry Date	Note	Opening Balance	Issued during Year	Exercised during year	Expired during year	Closing Balance	Exercise Price
4 Apr 12	(f)	-	1,000,000	-	-	1,000,000	$0.30
4 Apr 12	(g)	-	1,000,000	-	-	1,000,000	$0.40
5 Dec 13	(i)	-	500,000	-	-	500,000	$0.35
5 Dec 13	(j)	-	750,000	-	-	750,000	$0.40
		13,050,000	**4,000,000**	**(4,000,000)**	**(1,000,000)**	**12,050,000**	

The following terms and conditions apply to other options issued:

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;

(b) the options are unlisted and not transferable;

(c) options not exercised in the prescribed period will lapse;

(d) each option has no voting or dividend right;.

(e) all options issued were issued free of charge;

(f) 1 million options vest immediately on issue;

(g) 500,000 options vest on the unconditional and irrevocable approval of a NCI RAID or Health Grant and the other 500,000 vest on the unconditional and irrevocable approval of a MMRF grant;

(h) 250,000 options vested on commencement of Mr Bryan Dulhunty's permanent role as Executive Chairman, 250,000 options vested on the commencement of the intratumoural (IT) trial and the final 250,000 options will vest on the commencement of the intravenous (IV) trial;

(i) 250,000 options vested on entering the 1st Collaboration, the remaining 250,000 options will vest on the production of 2nd type of Good Manufacturing Practice (GMP) like virus;

(j) 500,000 options will vest on successful GMP virus production and the remaining 250,000 options will vest on entering a 2nd Collaboration.

If all unlisted options are exercised in accordance with their terms of issue, 13,620,000 shares would be issued (2006: 14,620,000) and Contributed Equity would increase by $3.5m (2006: $2.5m).

Notes to the Financial Statements

for the year ended 30 June 2007

13. RESERVES

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Options reserve (i)	1,104,000	1,104,000	1,104,000	1,104,000
Unrealised Gains reserve (ii)	2,400,000	2,400,000	2,400,000	2,400,000
Total	**3,504,000**	**3,504,000**	**3,504,000**	**3,504,000**

Movements in Reserves:

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
(i) Options reserve				
Balance at beginning of year	1,104,000	1,058,000	1,104,000	1,058,000
Cost of share-based payments	-	46,000	-	46,000
Balance at end of year	**1,104,000**	**1,104,000**	**1,104,000**	**1,104,000**
(ii) Unrealised Gains reserve				
Balance at beginning of year	2,400,000	-	2,400,000	-
Unrealised gains on investment – Cbio Limited	-	2,400,000	-	2,400,000
Balance at end of year	**2,400,000**	**2,400,000**	**2,400,000**	**2,400,000**

Nature and purpose of Option reserve

The Options reserve records items recognized as an expense on payment of share-based consideration

Nature and purpose of Unrealised Gains reserve

The Unrealised Gains reserve records unrealised gains arising from changes in the fair value of available-for-sale financial assets.

14. SEGMENT INFORMATION

Viralytics Ltd operates in only one business segment – biotechnology. The activities of the Company take place principally in Australia.

Notes to the Financial Statements

for the year ended 30 June 2007

15. CASH FLOW INFORMATION

(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax:

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Net Cash Inflow/(Outflow) from Operating Activities	(3,339,678)	(5,338,772)	(3,339,678)	(5,338,772)
Non-Cash Items				
Depreciation and Amortisation	(461,860)	(2,460,745)	(461,860)	(2,460,745)
Loss on disposal of assets	(9,085)	(4,552)	(9,085)	(4,552)
Profit on disposal of investment	1,898	-	1,898	-
Share based payments	-	(46,000)	-	(46,000)
Interest on loan converted to equity	-	(10,075)	-	(10,075)
Share of loss of associate accounted for using the equity method	(225,178)	(1,314,373)	-	-
(Decrease)/increase in Receivables	132,001	61,252	132,001	61,252
Prepayments	(74,226)	-	(74,226)	-
(Increase)/decrease in accounts Payables	84,326	(148,618)	84,326	(148,618)
Provision for diminution of Investment	(303,788)	-	(1,028,966)	(1,806,287)
Other	-	(10,500)	-	(10,500)
Loss from ordinary activities after Income Tax	(4,195,590)	(9,272,383)	(4,695,590)	(9,764,297)

(ii) Financing Facilities: At 30 June 2007 the parent entity and its controlled entities had no credit standby arrangements or used or unused loan facilities.

16. CONTROLLED ENTITIES

Name	Country of Incorp-oration	% Owned		Contributions to Economic Entity Operating Profit/(Loss)	
		2007	2006	2007	2006
		%	%	$	$
Controlled entities and contribution to Economic Entity Loss:					
Viralytics Ltd	Australia			(4,309,818)	(7,958,010)
Wholly owned subsidiaries of Viralytics Ltd:					
- MS Therapeutics Pty Ltd	Australia	100	100	-	-
- Medical Innovations Ltd	Australia	100	100	-	-
- Diagnostics Australia P/L	Australia	100	100	-	-

17. CAPITAL AND LEASING COMMITMENTS

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
Operating Lease Commitments	$	$	$	$
- Non-cancellable operating lease contracted for but not capitalised in the financial statements payable				
- not later than 12 months	93,333	92,502	93,333	92,502
- later than 12 months but not later than 5 years	100,000	-	100,000	-
	193,333	92,502	193,333	92,502

The Operating lease commitments relate to:

(i) the lease of the office facilities, which have a currency of three years with an option to renew for a further 3 years. In addition to the rentals payable, the lessee is responsible for defined outgoings and the rent is subject to annual review;

(ii) the lease of a laboratory facility at The Australian National University used by the Company for virus packaging and dispensing. The original licence had a currency of 6 months with an option to renew for a further 6 months which the Company has taken up and which has been further extended to October 2007.

18. FINANCIAL INSTRUMENTS

Financial Risk Management

The group's financial instruments consist mainly of deposits with banks, short-term investments, accounts receivable and payable.

Financial Risks

The main risks the group is exposed to through its financial instruments are interest rate risk, liquidity risk and credit risk.

Liquidity risk
The group manages liquidity risk by monitoring forecast cash flows.

Credit risk
The maximum exposure to credit risk at balance date to recognized financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

Interest rate risk
The group's exposure to interest rate risk, which is a risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted average effective interest rate		Consolidated Group	
	2007	2006	2007	2006
	%	%	$	$
Financial Assets				
Floating Interest rate				
- Cash and cash equivalents	6.0	3.0	1,881,243	3,357,221
Non Interest Bearing				
- Investments	-	-	4,296,324	3,600,000
- Receivables	-	-	566,846	509,071
Total Financial assets	-	-	6,744,413	7,466,292
Financial Liabilities				
Non Interest				
- Trade and Sundry creditors	-	-	555,988	2,849,437
- Lease Liabilities	-	-	93,333	92,502
Total Financial Liabilities	-	-	149,321	2,941,939

18. FINANCIAL INSTRUMENTS continued

Net Fair Values

The net fair values of:

- Listed investments have been valued at the quoted market bid price at balance sheet date. For unlisted investments where there is no organised financial market, the net fair value has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment.

- Other assets and liabilities approximate their carrying value.

19. CONTINGENT LIABILITIES/GUARANTEE

Viralytics Ltd and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

Under the ViroTarg Licence agreement Viralytics Ltd is obligated to fund the remainder of the senior researchers' employment contracts until July 2007. The Agreement with the University of Newcastle which covers research and development into aspects of the oncolytic virus technology in various cancers has been extended for a further 12 months to June 2008.

At the date of this report there are no other known contingent liabilities.

20. RELATED PARTY TRANSACTIONS

a) Share Transactions of Directors

Details of directors' holdings and transactions in equity securities of the Company are detailed in the Remuneration Report contained in the Directors' Report.

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the economic entity they are paid a fee based on normal commercial terms. These payments are detailed in the Remuneration Report contained within the Directors' Report.

c) Transactions with Director-Related Entities

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid consulting fees of $72,225 to 1 December 2006 (2006: $110,192). On commencement of Mr Dulhunty's role of Executive Chairman on 1 December 2006 no further fees were paid to CoSA. Previous to this, CoSA supplied services to related companies as follows: Analytica Ltd $13,200 (2006: $65,978), IDAL $6,088 (2006: $27,993) on normal commercial terms for the provision of financial management and company secretarial services.

20. RELATED PARTY TRANSACTIONS continued

Mr Nadaisan Logaraj is a senior executive of Ozean Partners Ltd. Ozean Partners Ltd was paid $12,263 for Mr Logaraj's role as head of the Commercialisation Board. Ozean Partners Ltd also received $12,262 in consulting fees for additional work performed by Mr Logaraj on behalf of the Company. Refer to Remuneration Report included in the Directors' Report.

Associate Prof Darren Shafren received consulting fees of $110,000 from The University of Newcastle Research Associates (TUNRA) for his work performed as part of the research and development agreement held with Viralytics.

21. EVENTS SUBSEQUENT TO REPORTING DATE

On 7 August 2007, the Company received an R & D Tax Concession refund of $357,269 that was recorded as a current receivable by the Company as at 30 June 2007 (refer Note 6(i)).

No matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

The financial report was authorised for issue by the directors on the date that the Directors' declaration was signed.

22. CORPORATE STRUCTURE

Viralytics Ltd is a company limited by shares that is incorporated and domiciled in Australia. Viralytics Ltd has prepared a consolidated financial report incorporating the entities which it controlled 100% during the financial year, being:

- MS Therapeutics Pty Ltd
- Medical Innovations Ltd
- Diagnostics Australia Pty Ltd

Viralytics also owns 45.3% of InJet Digital Aerosols Ltd which was equity accounted during the year.

23. CHANGES TO AUSTRALIAN ACCOUNTING STANDARDS

The following Australian Accounting Standards have been issued or amended and are applicable to the parent and consolidated group but are not yet effective. They have not been adopted in preparation of the financial statements at reporting date.

AASB Amendment		Standards Affected
AASB 2005-10 Amendments to Australian Accounting Standards	AASB 1	First time adoption of AIFRS

23. CHANGES TO AUSTRALIAN ACCOUNTING STANDARDS continued

AASB Amendment	**Standards Affected**	
	AASB 4	Insurance Contracts
	AASB 101	Presentation of Financial Statements
	AASB 114	Segment Reporting
	AASB 117	Leases
	AASB 133	Earnings per Share
	AASB 1023	General Insurance Contracts
	AASB 139	Financial Instruments: Recognition and Measurement
AASB 7 Financial Instruments:Disclosures	AASB 132	Financial Instruments: Disclosure and Presentation

Application date of Standard: 1 January 2007
Application date for Group: 1 July 2007

Outline of Above Amendments

The disclosure requirements of AASB 132: Financial Instruments: Disclosure and Presentation have been replaced due to the issuing of AASB 7 Financial Instruments Disclosures in August 2005. These amendments will involve changes to financial instrument disclosures within the financial report. However there will be no direct impact on amounts included in the financial reports as it is a disclosure standard.

Directors' Declaration

for the year ended 30 June 2007

The Directors of the Company declare that:

1. The financial statements and notes as set out on pages 20 to 49 of the Company are in accordance with the Corporations Act 2001, and:

    (a) comply with Accounting Standards and Corporations Regulations 2001; and
    (b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the Company and consolidated group;

2. the Executive Chairman has declared that:

    (a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001;
    (b) the financial statements, and notes for the financial year comply with the Accounting Standards; and
    (c) the financial statements and notes for the financial year give a true and fair view.

3. Subject to the reference to going concern in Note 1, in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Chairman
Bryan Dulhunty

Signed: 31 August 2007

Independent Auditor's Report
To The Members of Viralytics Ltd
for the year ended 30 June 2007

Report on the Financial Report

We have audited the accompanying financial report ("financial report") of Viralytics Limited (the company") and Viralytics Limited and Controlled Entities ("the consolidated entity"), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity, cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulations 2001, the company has disclosed information about the remuneration of the directors and executives (remuneration disclosures), required by Accounting Standard AASB 124: Related Party Disclosures, under the heading 'Remuneration Report' in pages 11 to 16 of the directors' report and not in the financial report.

Directors' Responsibility for Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101: Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards (IFRS) ensures that the financial report, comprising the financial statements and notes, complies with IFRS.

The directors are also responsible for preparation and presentation of the remuneration disclosures contained in the directors' report in accordance with the Corporations Regulations 2001.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures in the directors' report comply with Accounting Standard AASB 124.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures in the directors' report.

Independent Auditor's Report
To The Members of Viralytics Ltd
for the year ended 30 June 2007

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Viralytics Limited on 28 August 2007, would be in the same terms if provided to the directors as at the date of this auditors' report.

Auditor's Opinion

In our opinion:

a. the financial report of Viralytics Ltd and Viralytics Ltd and Controlled Entities is in accordance with the *Corporations Act 2001*, including:
   i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of the performance for the year ended on that date; and
   ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001;
b. the financial report also complies with International Financial Reporting Standards as disclosed in Note 1; and
c. the remuneration disclosures that are contained in pages 11 to 16 of the directors' report comply with Accounting Standard AASB 124.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1, there is some uncertainty whether Viralytics Limited will be able to continue as a going concern if the Company is unable to realise its investments or is unable to raise additional funds from the equity markets, or if forecast costs and revenues are not met in which case the company may be unable to continue as a going concern and therefore may be unable to realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

P M Power
Partner

31 August 2007

END